SEC Mail
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Section
MAR 01 2011
Washington, DC
106

11020886

SEC... ...IISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-68347 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Black Diamond Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5388 Discovery Park Blvd, Suite 210
(No. and Street)

Williamsburg (City) VA (State) 23188 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Koth (804) 601-2789
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cone, Dale H. (Hansen, Smith, Cone, Robertello, PC
(Name – *if individual, state last, first, middle name*)

9211 Forest Hill Ave Ste 203 (Address) Richmond (City) VA (State) 23235 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Joseph Scott Owens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hivetrader LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__________

__________

__________

[signature]
Signature

CEO
Title

2-25-11 see attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2011, by
(1) Joseph Scott Owens, Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) —, Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

SHARON J. CHOI
Commission # 1872707
Notary Public - California
Santa Clara County
My Comm. Expires Jan 3, 2014

Signature [signature] Signature of Notary Public

Place Notary Seal Above

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: —  Number of Pages: 2

Signer(s) Other Than Named Above: —

| RIGHT THUMBPRINT OF SIGNER #1 | RIGHT THUMBPRINT OF SIGNER #2 |
| --- | --- |
| Top of thumb here | Top of thumb here |

©2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5910 Reorder: Call Toll-Free 1-800-876-6827

# HIVETRADER, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010
with
INDEPENDENT AUDITOR'S REPORT

## Table of Contents

HANSEN, SMITH, CONE & ROBERTELLO, PC
*Certified Public Accountants*

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

## INDEPENDENT AUDITOR'S REPORT

Officers and Members
Hivetrader, LLC
Williamsburg, Virginia

We have audited the accompanying statement of financial condition of Hivetrader, LLC as of December 31, 2010, and the related statements of operations, members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hivetrader, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hansen, Smith, Cone & Robertello, PC

February 25, 2011

# HIVETRADER, LLC

## STATEMENT OF FINANCIAL CONDITION

## AS OF DECEMBER 31, 2010

### ASSETS

| | |
|---|---|
| Current assets: | |
| Cash and cash equivalents | $129,708 |
| Clearance account receivable | 9,940 |
| Prepaid expenses | 9,788 |
| Total current assets | 149,436 |
| Furniture and equipment: | |
| Computer and equipment | 3,807 |
| Less accumulated depreciation | 1,708 |
| | 2,099 |
| | $151,535 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Current liabilities: | |
| Accounts payable | $ 1,983 |
| Payroll tax withholdings payable | 2,351 |
| Payroll taxes payable | 822 |
| Total current liabilities | 5,156 |
| Members' equity | 146,379 |
| | $151,535 |

See accompanying notes to financial statements.

Exhibit B

# HIVETRADER, LLC

## STATEMENT OF OPERATIONS

## YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| Fee revenue | $ - |
| Operating expenses: | |
| Employee compensation | 57,622 |
| Regulatory fees | 12,520 |
| Depreciation and amortization | 749 |
| Payroll taxes | 4,997 |
| Employee Benefits | 5,850 |
| Professional services | 29,090 |
| Other operating costs | 21,570 |
| Total operating expenses | 132,398 |
| Operating loss | (132,398) |
| Other income: | |
| Interest income | 49 |
| Net loss | $(132,349) |

See accompanying notes to financial statements.

Exhibit C

# HIVETRADER, LLC

## STATEMENT OF MEMBERS' EQUITY

## YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| Balance, January 1, 2010 | $ 46,728 |
| Net loss | (132,349) |
| Capital contributions | 232,000 |
| Balance, December 31, 2010 | $146,379 |

See accompanying notes to financial statements.

Exhibit D

# HIVETRADER, LLC

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| Cash flows provided by (used in) operating activities: | |
| Net loss | $(132,349) |
| Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities: | |
| Depreciation and amortization | 749 |
| Changes in current assets and liabilities: | |
| Decrease in member receivable | 5,000 |
| Increase in prepaid expenses | (9,788) |
| Increase in clearance account receivable | (9,940) |
| Increase in accounts payable | 1,983 |
| Increase in payroll tax withholdings payable | 2,351 |
| Increase in payroll taxes payable | 822 |
| Net cash used in operating activities | (141,172) |
| Cash flows used in investing activities: | |
| Purchase of furniture and equipment | (1,950) |
| Cash flows provided by financing activities: | |
| Capital contributions by members | 232,000 |
| Net increase in cash and cash equivalents | 88,878 |
| Cash and cash equivalents, beginning of year | 40,830 |
| Cash and cash equivalents, end of year | $ 129,708 |

See accompanying notes to financial statements.

HIVETRADER, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

1. <u>Nature of operations and summary of significant accounting policies</u>

The accounting and reporting policies of Hivetrader, LLC conform to U.S. generally accepted accounting principles.

(a) The Company is a limited liability company formed under the laws of the Commonwealth of Virginia on May 27, 2009. Under the terms of the Limited Liability Company operating agreement, the Company's existence is perpetual. As a Limited Liability Company, each member's liability is limited to amounts reflected in their respective member accounts plus any debt for which a personal guarantee has been given. The Company is a broker/dealer and as of August 25, 2010 is a member of the Financial Industry Regulatory Authority (FINRA).

(b) There were no securities transaction during the year.

(c) Fees are earned from providing a web-based trading platform, which enables customers to participate in online trading of corporate equity securities, and options trading or writing, and also by providing a social network for investors to share trading information.

(d) The Company is treated as a partnership for income tax purposes. The Company is not subject to income taxes. The profits and losses are passed through to the members on their individual income tax returns. Therefore, no provisions have been made to reflect tax expense or benefit for income in the accompanying statement of operations.

(e) The Company maintains a checking account in one financial institution. The checking account balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company periodically has funds in excess of $250,000 in the checking account.

(f) Purchases of furniture and equipment are recorded at cost. Depreciation is computed using the Modified Accelerated Cost Recovery System method over an estimated useful life of 5 years.

1. Nature of operations and summary of significant accounting policies, (Continued)

(g) The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The ultimate results could differ from those estimates.

(h) For purposes of the accompanying statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $134,492 which was $129,492 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.385 to 1.

3. Related party transaction

The Company uses office space owned by one of its members. No rent was charged to the Company during 2010.

4. Members' equity

The Company has one class of members. Each Member is entitled to vote on a Pro Rata basis based upon each member's contribution to capital.

No member can voluntarily resign or withdraw from the Company without the written consent of a majority vote of the Board.

4. <u>Members' equity (Continued)</u>

Profits and losses are allocated to each class based on various criteria as defined in the operating agreement.

5. <u>Subsequent event</u>

In 2011, the Company has entered into a purchase agreement to sell the business to another firm. The Company is working with FINRA to obtain approval for the change in ownership. Management has evaluated subsequent events through February 25, 2011, the date the financial statements were available to be issued, and with the exception of the matter mentioned above, has determined that no additional disclosures are necessary.

HANSEN, SMITH, CONE & ROBERTELLO, PC
*Certified Public Accountants*

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

## INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Officers and Members
Hivetrader, LLC
Williamsburg, Virginia

We have audited the accompanying financial statements of Hivetrader, LLC as of and for the year ended December 31, 2010, and have issued our report thereon dated February 25, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen, Smith, Cone & Robertello, PC

February 25, 2011

HIVETRADER, LLC

COMPUTATIONS OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

| | |
|---|---|
| **NET CAPITAL:** | |
| Total members' equity | $146,379 |
| Total members' equity qualified for net capital | 146,379 |
| Total capital and allowable subordinated liabilities | 146,379 |
| Less nonallowable assets | 11,887 |
| Net capital before haircuts on securities positions | 134,492 |
| Haircuts on securities | - |
| Net capital | $134,492 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:** | |
| Minimum net capital requirement | $ 345 |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $129,492 |
| Excess net capital at 1000% | $128,492 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS:** | |
| Total aggregate indebtedness | $ 5,176 |
| Percentage of indebtedness to net capital | 3.85% |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | 0% |

HIVETRADER, LLC

COMPUTATIONS OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

There were reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15 (c)(3)-1 as follows:

| | |
|---|---|
| Previously reported net capital | $134,540 |
| Audit Adjustments: | |
| Cash and cash equivalents | 610 |
| Accounts payable | (658) |
| Audited net capital, per above | $134,492 |

See independent auditors' report on supplementary information.

HIVETRADER, LLC

EXEMPTION PROVISION OF RESERVE REQUIREMENTS
PURSUANT TO 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2010

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See independent auditors' report on supplementary information.

HIVETRADER, LLC

EXEMPTION PROVISION OF INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2010

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3.

HANSEN, SMITH, CONE & ROBERTELLO, PC
*Certified Public Accountants*

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Officers and Members
Hivetrader, LLC
Williamsburg, Virginia

In planning and performing our audit of the financial statements and supplemental schedule of Hivetrader, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Hansen, Smith, Cone & Robertello, PC

February 25, 2011